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                            June 24, 2022

       Meishuang Huang
       Chief Executive Officer
       Antelope Enterprise Holdings Ltd
       Jinjiang Hengda Ceramics Co., Ltd.
       Junbing Industrial Zone, Jinjiang City
       Fujian Province, PRC

                                                        Re: Antelope Enterprise
Holdings Ltd
                                                            Amendment No. 4 to
Registration Statement on Form F-3
                                                            Filed June 2, 2022
                                                            File No. 333-258782

       Dear Ms. Huang:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Form F-3/A filed June 2, 2022

       General

   1. Please revise your filing, as applicable, to provide more specific and prominent disclosures about the
legal and operational risks associated with China-based companies.
                                                        For additional
guidance, please see the Division of Corporation Finance's Sample Letter to
                                                        China-Based Companies
issued by the Staff in December 2021. For example:
                                                            with respect to
your disclosure on the cover page regarding your corporate structure, if true, disclose
that these contracts have not been tested in court;
                                                            regarding the
description of how cash is transferred through your organization, please provide
cross-references to the condensed consolidating schedule and the consolidated
financial statements; and
 Meishuang Huang
Antelope Enterprise Holdings Ltd
June 24, 2022
Page 2
                with respect to the Holding Foreign Companies Accountable Act, please expand your risk factors to disclose that the United States Senate has passed the Accelerating
              Holding Foreign Companies Accountable Act, which, if enacted, would decrease the
              number of    non-inspection years    from three years to two
years, and thus, would
              reduce the time before your securities may be prohibited from trading or delisted.
         Please tell us where in your revised filing you have provided disclosure responsive to each of the numbered comments in the Sample Letter, as applicable.
       Please contact Sergio Chinos at (202) 551-7844 or Anne Parker at (202) 551-3611 with any questions.



FirstName LastNameMeishuang Huang                             Sincerely,
Comapany NameAntelope Enterprise Holdings Ltd
                                                              Division of
Corporation Finance
June 24, 2022 Page 2                                          Office of
Manufacturing
FirstName LastName